

Mail Stop 3720

November 10, 2016

Tim Gray
Chief Financial Officer
pdvWireless, Inc.
3 Garret Mountain Plaza
Suite 401
Woodland Park, NJ 07424

> **Re: pdvWireless, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 3, 2016**
> **File No. 333-214417**

Dear Mr. Gray:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Jeffrey C. Thacker, Esq.
Ryan J. Gunderson, Esq.
Gunderson Dettmer Stough Villeneueve